Exhibit 99.1

Award for $160 million Montara Development Project to SapuraAcergy Joint Venture

Luxembourg – January 24, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC) confirmed today the award of a contract valued at approximately $160 million to SapuraAcergy Sdn Bhd from PTTEP Australasia (Ashmore Cartier) Pty Ltd ("PTTEPAA") for the development of the Montara Development Project located in the southern Timor Sea approximately 690km West of Darwin.

SapuraAcergy’s scope under the contract involves the engineering, procurement, load out, transportation and construction activities for the removal and disposal of the existing topside and the transportation and installation of new pipelines, risers, umbilicals, spools, manifolds, FPSO mooring systems and a new replacement topside, all of which to be undertaken at PTTEPAA’s Montara Development Project in water depths of approximately 80 metres.

Engineering and project preparations will commence immediately. Offshore installation is scheduled to be executed during 2011 using the Sapura 3000, SapuraAcergy’s state of the art dynamic positioning heavy lift and pipelay vessel.

This project will be accounted for in the share of results of associates and joint ventures line in the Subsea 7 S.A. accounts. For this reason, the value of this award will not appear in Subsea 7’s reported backlog and revenue.

Jean Cahuzac, Subsea 7’s Chief Executive Officer, said: “This award reiterates the recognition of SapuraAcergy’s capability and versatility by offering competitive solutions for conventional and deepwater projects within the promising Asia Pacific Region. Building upon recent successes we are confident that our Joint Venture and the Sapura 3000 will perform strongly for our Client.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.